6-K UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                January 14, 2003

                             BASF AKTIENGESELLSCHAFT
             (Exact name of Registrant as Specified in its Charter)

                                BASF CORPORATION
                 (Translation of Registrant's name into English)

               Carl Bosch Strasse 38, LUDWIGSHAFEN, GERMANY 67056
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F
                              Form 20-F X Form 40-F


   Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                    Yes   No X


       If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- .

( BW)(BASF)(BF)(BFA.L)(BAS.FK) BASF Strengthens Its Plastics Business

    LUDWIGSHAFEN, Germany--(BUSINESS WIRE)--Jan. 14, 2003--BASF

    -- BASF to acquire Honeywell's worldwide engineering plastics business
    --  BASF to sell its nylon fibers businesses to Honeywell

    BASF Aktiengesellschaft announced today (January 14, 2003) the signing of definitive agreements for two transactions with Honeywell International, Morris Township, N.J. BASF has agreed to acquire Honeywell's worldwide engineering plastics business. In a separate transaction, BASF has agreed to sell its worldwide nylon fibers business to Honeywell. Through these transactions, BASF will exit the fibers market and concentrate on its plastics business, which also includes styrenics, polyurethanes and nylon intermediates.
    With the acquisition of the engineering plastics business, BASF will significantly enhance its position in this market and will be able to offer customers a wider range of products. Honeywell's engineering plastics business had sales of approximately $350 million in 2001. Together with BASF's engineering plastics and nylon intermediate activities, the combined businesses would have had pro-forma sales of almost $2 billion in 2001.
    BASF is selling its nylon fibers business to ensure its long-term competitiveness as part of a larger entity. BASF's sales in this business were approximately $350 million in 2001.
    BASF will pay Honeywell $170 million in cash and transfer all of BASF's global nylon fibers business at closing. BASF will receive from Honeywell $80 million within one year of the transaction's close. The two transactions are expected to close in the course of the first half of 2003, subject to regulatory approval in several jurisdictions.
    "With these portfolio changes, BASF is strategically realigning and enhancing its market position in plastics. Here, we want to achieve leading market, service and cost positions in the most important regions. In addition, we are focusing on those products where we can offer a competitive edge to generate value both for our customers and us," said Dr. John Feldmann, the member of the Board of Executive Directors of BASF Aktiengesellschaft responsible for the Plastics & Fibers segment.

    Engineering Plastics Agreement
    As a result of this transaction, BASF will enhance its position as a leading global supplier of engineering plastics. The agreement includes manufacturing facilities, research and development assets, and sales and technical service locations worldwide. The business being acquired includes about 500 Honeywell personnel.
    BASF will acquire the global engineering plastics portfolio of Honeywell, which is primarily comprised of the product line Capron(R) nylon and alloys (polyamide). These products will complement BASF's engineering plastics portfolio of Ultradur(R) thermoplastic polyester (PBT), Ultraform(R) acetal copolymer (POM), Ultrason(R)E polyethersulfone (PES) and Ultrason(R)S polysulfone (PSU), and Ultramid(R) nylon-based engineering plastics.
    The acquisition will enhance BASF's product offerings to customers, particularly in the automotive, packaging and electrical & electronics industries. New markets and applications will be opened up to BASF from Honeywell's top products and excellent customer relationships developed over the past 40 years.
    "With this acquisition, we are bringing together the best teams in the industry," said Raimar Jahn, President of BASF's Performance Polymers division. "Combining the resources and capabilities of BASF's and Honey-well's engineering plastics activities will spur new product and application developments, and create efficiencies in bringing value-added solutions to customers."

    Nylon Fibers Agreement
    BASF's nylon fibers business being sold includes the nylon 6 carpet fiber business which serves the commercial, automotive and residential markets; textile products including a diversified line of nylon yarns for apparel fabrics and nylon for automotive headliner fabrics, as well as solution dyed Zeftron(R) 200 nylon for upholstery fabrics.
    The transaction includes fiber manufacturing plants, research facilities and sales offices in North America as well as BASF Hua Yuan Nylon (BHYN) Company Limited, located in Shanghai, China. The current businesses employ approximately 1,600 BASF personnel.
    BASF, as a leading supplier of nylon and its precursors, remains committed to this market. BASF's nylon and intermediates plants will not be included in the sale.

    About BASF
    BASF is the world's leading chemical company. It aims to increase and sustain its corporate value through growth and innovation. BASF offers its customers a range of high-performance products, including chemicals, plastics, coatings systems, dispersions, agricultural products, fine chemicals as well as crude oil and natural gas. BASF's distinctive approach to integration, known in German as "Verbund," is its strength. It enables the company to achieve cost leadership and gives it a decisive competitive advantage in the long term. BASF acts in accordance with the principles of Sustainable Development. In 2001, BASF had sales of EUR 32.5 billion (circa $29 billion) and over 90,000 employees worldwide. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London (BFA), New York (BF), Paris (BA) and Zurich (BAS). Further information on BASF is available on the Internet at www.basf.com.

    Note for editors:
    You can download a photo from BASF's homepage at www.basf.de/pressphotos under the rubric "plastics."

    Forward-looking statements
    This release contains forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF's Form 20-F filed with the Securities and Exchange Com-mission. We do not assume any obligation to update the forward-looking statements contained in this release.

    CONTACT: BASF Corporation, United States
             Tim Fitzpatrick
             Tel. (973) 426-2305
             Fax: (973) 426-2856
             E-mail: fitzpat@basf.com
             or
             Honeywell,
             Rich Silverman
             Tel: 973 455-4732
             E-mail: richard.silverman@honeywell.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    BASF Aktiengesellschaft


Date: January 14, 2003              By: /s/ Elisabeth Schick
                                    ------------------------------------
                                    Name: Elisabeth Schick
                                    Title: Director Site Communications
                                    Ludwigshafen and Europe


                                    By: /s/ Christian Schubert
                                    ------------------------------------
                                    Name: Christian Schubert
                                    Title: Director Corporate Communications
                                    BASF Group